Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(March 31, 2015 and 2014)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	Note	March 31, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents		$70,720	$54,370
Receivables and prepaids		3,718	3,697
Inventories and stockpiled ore	6	26,542	25,450
		100,980	83,517
Non-current assets
Available for sale financial assets		610	708
Investments in associate	7	586	586
Restricted cash		7,418	7,418
Mining interests	8	518,822	527,449
		$628,416	$619,678

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$27,800	$26,531
Current portion of finance lease obligations		6,523	7,090
Current portion of long term debt	9	2,664	6,590
Current portion of share based liabilities		394	394
Deferred premium on flow through shares	10(a)	2,248	3,128
		39,629	43,733
Non-current liabilities
Finance lease obligations		6,567	6,851
Long term debt	9	89,270	89,708
Share based liabilities	10(b(ii))	2,603	1,694
Environmental rehabilitation provision		5,906	5,640
		104,346	103,893

Equity
Share capital		1,033,769	1,033,623
Equity portion of convertible debentures		14,753	14,753
Reserves		32,474	32,297
Deficit		(596,555)	(608,621)
		484,441	472,052
		$628,416	$619,678

Commitments (note 10 (a))

See accompanying notes to the condensed consolidated interim financial statements

Approved by the Board

/s/ Alan Moon	/s/ Arnold Klassen

Alan Moon	Arnold Klassen
Director, Chair of the Board of Directors	Director, Chair of the Audit Committee

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars, except per share amounts, unaudited)

For the three months ended March 31,	Note	2015	2014

Revenue		$79,124	$61,459
Production costs	3	(33,431)	(29,673)
Depletion and depreciation		(22,348)	(17,497)
Earnings from mine operations		23,345	14,289

Expenses
General and administrative	10(b(ii))	(3,943)	(3,653)
Exploration and evalution		(5,154)	(234)
Share of loss of investments in associate	7	—	(269)
Earnings from operations and associate		14,248	10,133
Other income (loss), net	4	964	(607)
Finance items	5
Finance income		214	89
Finance expense		(3,360)	(5,028)
Net earnings		$12,066	$4,587

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss, net of tax
Unrealized loss on available for sale investments		(98)	—
Comprehensive income		$11,968	$4,587

Basic and diluted earnings per share	10(c)	$0.03	$0.01

Weighted average number of common shares outstanding (in 000’s) note 10(c)
Basic		435,518	416,648
Diluted		439,879	418,884

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

For the three months ended March 31,	Note	2015	2014

Operating Activities

Net earnings		$12,066	$4,587
Add (Deduct):
Depletion and depreciation		22,348	17,508
Share based payments expense		1,262	847
Share of loss of investments in associates		—	269
Other (income) loss, net		(964)	607
Finance income		(214)	(89)
Interest received		171	49
Finance expense		3,360	5,028
Interest paid		(3,243)	(3,957)
Change in non-cash operating working capital	11	1,069	79
Net cash flow provided by operating activities		$35,855	24,928

Investing Activities
Additions to mining interests, including movements in working capital		(12,662)	(14,112)
Restricted cash		—	(248)
Net cash flow used in investing activities		(12,662)	(14,360)

Financing Activities

Long term debt payments	9(a)	(4,361)	(4,075)
Payment of finance lease obligations		(2,643)	(857)
Exercise of stock options		77	55
Net cash used in financing activities		(6,927)	(4,877)

Impact of foreign exchange on cash balances		84	8

Increase in cash and cash equivalents during the period		16,350	5,699
Cash and cash equivalents at beginning of year		54,370	33,120
Cash and cash equivalents at end of period		$70,720	$38,819

Supplemental cash flow information (note 11)

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

					Reserves
		Share capital		Equity portion			Investment
		Shares		of convertible		Share based	revaluation
	Note	(‘000s)	Amount	debentures	Warrants	payments	reserve	Deficit	Equity
At January 1, 2015		435,433	$1,033,623	$14,753	$2,469	$29,828	$—	$(608,621)	$472,052
Shares issued as part of impact and benefit agreement, net of share issuance costs of $15	8	50	41	—	—	—	—	—	41
Share based payments	10(b(ii))	—	—	—	—	303	—	—	303
Stock options exercised (including transfer from reserves of $28)		108	105	—	—	(28)	—	—	77
Net earnings and comprehensive income		—	—	—	—	—	—	12,066	12,066
Other comprehensive loss, net of tax		—	—	—	—	—	(98)	—	(98)
Total comprehensive income							(98)	12,066
At March 31, 2015		435,591	$1,033,769	$14,753	$2,469	$30,103	$(98)	$(596,555)	$484,441

				Equity portion	Reserves
		Share capital		of convertible		Share based	Investment
	Note	Shares (‘000s)	Amount	debentures	Warrants	payments	revaluation reserve	Deficit	Equity
At January 1, 2014		416,620	$1,017,262	$14,753	$2,469	$28,682	$237	$(632,235)	$431,168
Shares issued as part of impact and benefit agreement		50	45		—	—	—		45
Share based payments	10(b(ii))	—	—	—	—	320	—	—	320
Stock options exercised (including transfer from share based payments reserves of $21)		65	77	—	—	(21)	—	—	56
Net income and compehensive income		—	—	—	—	—	—	4,587	4,587
At March 31, 2014		416,735	$1,017,384	$14,753	$2,469	$28,981	$237	$(627,648)	$436,176
Flow through shares issued		18,200	15,652	—	—	—	—	—	15,652
Share based payments		—	—	—	—	1,014	—	—	1,014
Stock options exercised (including transfer from share based payments reserves of $167)		498	587	—	—	(167)	—	—	420
Net income and comprehensive income		—	—	—	—	—	—	19,027	19,027
Other comprehensive loss, net of tax		—	—	—	—	—	(237)	—	(237)
Total comprehensive income							(237)	19,027	—
At December 31, 2014		435,433	$1,033,623	$14,753	$2,469	$29,828	$—	$(608,621)	$472,052

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and on the NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec. The Company is in commercial production at its Timmins West Mine and Bell Creek Mine.

2.              BASIS OF PREPARATION

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2014, except as noted below under changes in accounting policies. These condensed consolidated interim financial statements do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the 2014 annual consolidated financial statements and the notes thereto. The condensed consolidated interim financial statements were approved by the Board of Directors of the Company on April 29, 2015.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in note 3 of the 2014 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in note 4 of the 2014 annual consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standard, along with any consequential amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments do not impact the Company’s consolidated financial statements.

IAS 38, Intangible Assets

On May 12, 2014 the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

3.              PRODUCTION COSTS

Three months ended March 31,	2015	2014
Raw materials and consumables	$15,543	$14,274
Salaries and employee benefits	9,750	8,829
Contractors	4,807	5,593
Definition and delineation drilling	1,034	1,301
Royalties	1,754	1,330
Rentals and operating leases	246	301
Change in inventories	(3)	(2,144)
Share based payments	139	95
Other	161	94
	$33,431	$29,673

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

4.              OTHER INCOME (LOSS), NET

Three months ended March 31,	2015	2014
Unrealized and realized gain on embedded derivatives note 9(a)	$1,888	$987
Unrealized and realized foreign exchange loss, net	(1,804)	(1,594)
Amortization of deferred premium on flow through shares note 10(a)	880	—
Other income (loss), net	$964	$(607)

Unrealized and realized foreign exchange loss for the three months ended March 31, 2015 includes $1,076 of unrealized loss (same period in 2014 — unrealized loss of $1,285) from certain embedded derivatives (note 9(a)).

5.              FINANCE INCOME AND FINANCE EXPENSE

Three months ended March 31,	2015	2014
Interest income on bank deposits	$214	$89
Finance income	$214	$89
Borrowing costs and other interest expense	$(3,347)	$(5,010)
Unwinding of the discount on environmental rehabilitation provision	(13)	(18)
Finance expense	$(3,360)	$(5,028)
Net finance items	$(3,146)	$(4,939)

Borrowing costs for the three months ended March 31, 2015 and 2014 include the following:

Three months ended March 31,	2015	2014
Gold Loan interest expense and amortization of transaction costs note 9(a)	$435	$1,066
Standby Line interest expense and unwinding of discount	—	1,220
Debentures interest and accretion	2,801	2,648
Borrowing costs	$3,236	$4,934

Other interest expense includes bank charges and interest expense related to finance leases of $111 for the three months ended March 31, 2015 (same period in 2014 - $76).

6.              INVENTORIES AND STOCKPILED ORE

As at	March 31, 2015	December 31, 2014
Gold in circuit	$8,949	$8,170
Stockpiled ore	4,960	4,304
Bullion	4,176	5,118
Materials and supplies inventory	8,457	7,858
	$26,542	$25,450

The cost of inventories and stockpiled ore recognized as an expense during the three months ended March 31, 2015 (excluding royalty expense of $1,754) is $31,677 (same period in 2014 - $28,343 excluding royalty expense of $1,330). There were no write downs or reversals of write downs of inventory to net realizable value during the three months ended March 31, 2015 and 2014.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

7.              INVESTMENT IN ASSOCIATE

The Company’s investment in associate is as follows:

	March 31, 2015		December 31, 2014
As at	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$586	$1,123	$586	$1,123

8.              MINING INTERESTS

Period ended March 31, 2015	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2015	$455,240	$105,182	$560,422	$191,001	$751,423
Additions, including transfer from construction in progress of $310	10,840	63	10,903	1,668	12,571
Construction in progress	—	—	—	1,135	1,135
Acquisition of mining interest	—	654	654	—	654
Change in estimate and discount rate (environmental closure assets)	253	—	253	—	253
Disposals	—	—	—	(1,897)	(1,897)
Cost at March 31, 2015	$466,333	$105,899	$572,232	$191,907	$764,139
Accumulated depreciation and depletion
At January 1, 2015	$153,256	$—	$153,256	$70,718	$223,974
Depreciation	—	—	—	$3,266	3,266
Depletion	19,974	—	19,974	—	19,974
Disposals	—	—	—	(1,897)	(1,897)
Accumulated depreciation and depletion at March 31, 2015	$173,230	$—	$173,230	$72,087	$245,317
Carrying value at March 31, 2015	$293,103	$105,899	$399,002	$119,820	$518,822

Year ended December 31, 2014	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2014	$412,059	$104,509	$516,568	$165,666	$682,234
Additions	43,181	673	43,854	20,781	64,635
Construction in progress	—	—	—	4,554	4,554
Cost at December 31, 2014	$455,240	$105,182	$560,422	$191,001	$751,423
Accumulated depreciation and depletion
At January 1, 2014	$93,228	$—	$93,228	$57,421	$150,649
Depreciation	—	—	—	13,297	13,297
Depletion	60,028	—	60,028	—	60,028
Accumulated depreciation and depletion at December 31, 2014	$153,256	$—	$153,256	$70,718	$223,974
Carrying amount at December 31, 2014	$301,984	$105,182	$407,166	$120,283	$527,449

On January 5, 2015, the Company entered into an agreement to acquire a 100% interest in the Vogel property, located contiguous to the Bell Creek Mine, for $654; the agreement closed on March 3, 2015. Previously the Company had a mining lease on the property and was paying an advance royalty.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

During the first quarter of 2015, the Company issued 50,000 common shares to certain First Nation communities, under an Impact and Benefits Agreement, valued at $56 and capitalized in mining interests.

The depreciation of plant and equipment utilized in capital development is capitalized ($341 for the three months ended March 31, 2015; $345 for same period in 2014).

9.              LONG TERM DEBT

As at	March 31, 2015	December 31, 2014
Gold Loan (a)	$2,664	$6,590
Convertible Debentures (b)	89,270	89,708
	$91,934	$96,298
Current portion of long term debt (a)	2,664	6,590
Long term debt	$89,270	$89,708

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement (“Initial Agreement”) with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured by the material assets of the Company. The Facility involved two components: a $35,000 gold loan (the “Gold Loan”), payable monthly starting on January 31, 2013 to May 31, 2015; and, a standby line of credit (the “Standby Line”) for an additional $35,000. The transaction closed on July 16, 2012, at which time the Company received $35,000 for the Gold Loan. The Standby Line of $35,000 was fully drawn on February 1, 2013. The annual interest rate for the Standby Line was 9.75% compounded monthly.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the Standby Line was due in full on January 1, 2015.

As at December 31, 2014, the Standby Line was fully repaid with $5,000 paid in December 2013 and the remaining balance of $30,000 paid in 2014, the latter including $10,000 on June 4 without penalty and $20,000 on December 31 together with a 6% prepayment fee ($1,200) and a 1% rollover fee ($200) as provided in the Modification Agreement. $3,356 of unamortized transaction costs were written off as at December 31, 2014. During the three months ended March 31, 2015 the Company incurred $Nil of interest expense and unwinding of discount related to the Standby Line, and paid $Nil in respect of interest expense (same period in 2014 - $731).

The Sprott debt facility has certain financial covenants, as disclosed in note 17 of the annual consolidated financial statements, which must be maintained on an ongoing basis. The Company was in full compliance with all debt covenants throughout the three months ended March 31, 2015 and the year ended December 31, 2014.

Movements in the Gold Loan for the three months ended March 31, 2015 and year ended December 31, 2014 are as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

As at	March 31, 2015	December 31, 2014
Accreted principal, net of unamortized transaction costs	$2,990	$7,315
Embedded Derivative asset	(336)	(1,412)
Minimum Return Derivative liability	10	687
	$2,664	$6,590
Current portion of Gold Loan	2,990	7,315
Current portion of embedded derivative asset	(326)	(725)
Long term portion of Gold Loan	$—	$—

The Gold Loan is being repaid through monthly cash payments based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment. As at March 31, 2015 there are two remaining monthly payments related to the Gold Loan.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the “Embedded Derivative”). The Embedded Derivative is marked to market at each period end with changes in fair value recorded as other income (loss) and foreign exchange gain (loss), the latter representing the impact of changes in the US$/Canadian$ exchange rate on the fair value of the derivative.

The Modification Agreement provided for the minimum return (the “floor”) on the Gold Loan to increase to 7.5% (from 5% under the original agreement); the minimum return provision is considered a derivative embedded in the Gold Loan (the “Minimum Return Derivative”) due to the floor being in the money at the time of the modification. The Minimum Return Derivative is equivalent to the additional amount (if any) the Company will have to pay at the maturity of the Gold Loan to ensure the return to Sprott is at least 7.5%; the derivative is marked to market at each period end with changes in fair value recorded as unrealized derivative gain (loss).

Gold Loan changes for three months ended March 31, 2015 and 2014 were as follows:

	Accreted Principal	Transaction Costs	Total
At December 31, 2014	$7,650	$(335)	$7,315
Cash payments	(4,361)	—	(4,361)
Interest expense	236	199	435
Realized derivative gain	(1,211)	—	(1,211)
Realized foreign exchange loss	812	—	812
At March 31, 2015	$3,126	$(136)	$2,990

At December 31, 2013	$23,895	$(1,141)	$22,754
Cash payments	(4,075)	—	(4,075)
Interest expense	867	199	1,066
Realized derivative gain	(919)	—	(919)
Realized foreign exchange loss	317	—	317
At March 31, 2014	$20,085	$(942)	$19,143

Embedded Derivative and Minimum Return Derivative (together “the embedded derivatives”) movements for the three months ended March 31, 2015 and 2014 were as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Embedded derivatives	Embedded Derivative (asset) liability	Minimum Return Derivative liability	Total
At December 31, 2014	$(1,412)	$687	$(725)
Unrealized derivative gain	—	(677)	(677)
Unrealized foreign exchange loss	1,076	—	1,076
At March 31, 2015	$(336)	$10	$(326)

At December 31, 2013	$(6,702)	$2,406	$(4,296)
Unrealized derivative gain	2,338	(2,406)	(68)
Unrealized foreign exchange loss	1,285	—	1,285
At March 31, 2014	$(3,079)	$—	$(3,079)

(b)         Convertible Debentures

As at	March 31, 2015	December 31, 2014
Balance at beginning of period	$89,708	$85,292
Interest expense and unwinding of discount	2,801	10,885
Interest payments	(3,239)	(6,469)
	$89,270	$89,708

In September 2012, the Company issued 103,500 at $1.0 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bears annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting on March 31, 2013, and maturing on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the maturity date. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares for every $1.0 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The Company may purchase the Debentures in the market at any time, subject to regulatory requirements.

The option of the holders to convert the Debentures into common shares of the Company resulted in the Debentures being accounted for as a compound financial instrument with $82,512 recorded at inception as long term debt and $20,988 as equity (the latter representing the value of the holder conversion option). The debt component is subsequently measured at amortized cost using the effective interest rate method.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

10.       EQUITY

a)   Share capital

In 2014, the Company raised gross proceeds of $20,128 by issuing flow through common shares under two private placements (5,300,000 flow through common shares at $0.95 per flow through share issued in May 2014 and 12,900,000 flow through common shares at $1.17 per flow through share issued in December 2014). The net proceeds from the flow through financings of $19,310 were recorded as share capital ($15,652) and deferred premium liability ($3,658). The Company has until December 31, 2015 to spend the flow through funds raised in 2014 on eligible Canadian exploration expenditures (“CEE”). The Company has spent $7,894 on CEE to March 31, 2015 ($2,980 to December 31, 2014).

During the three months ended March 31, 2015, the Company amortized $880 (same period in 2014 - $Nil) of deferred premium (recorded in other income (loss)).

b)   Reserves

i)                Share Options

As at March 31, 2015, the Company had 21,541,856 options outstanding of which 12,267,522 are exercisable. Movements in share options during the three months ended March 31, 2015 and 2014 were as follows:

	March 31, 2015		March 31, 2014
	Number of options	Weighted- average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	21,915,856	$1.55	24,245,365	$1.89
Forfeited and expired	(266,000)	$1.27	(1,312,900)	$2.26
Exercised	(108,000)	$0.66	(65,000)	$0.87
Outstanding, end of period	21,541,856	$1.56	22,867,465	$1.87
Exercisable, end of period	12,267,522		11,599,750

ii)            Share based payment expense

Share based payment expense includes the stock option expense for the period and the expense related to the performance share units (“PSUs”) and deferred share units (“DSUs”). During the three months ended March 31, 2015, the Company recognized $909 (same period in 2014, $527) of share based payment expense related to PSUs and DSUs (included as part of general and administrative expenses).

Share based payment expense recognized (representing stock option expense for the period) is allocated to production costs (options granted to mine employees), general and administrative costs (options granted to directors and corporate employees) and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). There were no share based payments capitalized for the three months ended March 31, 2015 and 2014.

The allocation of the share based payment expense (including stock options related expense and PSUs and DSUs expense) in the condensed consolidated statements of comprehensive income for the three month periods ended March 31, 2015 and 2014 is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Three months ended March 31,	2015	2014
General and administrative	$1,123	$752
Production costs	139	95
Total share-based payments	$1,262	$847

c)   Basic and diluted earnings per share

The basic and diluted earnings per share for the three months ended March 31, 2015 and 2014 is calculated as shown in the table below. The diluted earnings per share for the three months ended March 31, 2015 and 2014 includes the impact of certain outstanding options; the impact of the outstanding convertible debentures is not included in the calculations as the impact would be anti-dilutive.

Three months ended March 31,	2015	2014
Net earnings	$12,066	$4,587
Weighted average basic number of common shares outstanding (in ‘000s)	435,518	416,648
Basic earnings per share	$0.03	$0.01

Weighted average diluted number of common shares outstanding (in ‘000s)	439,879	418,884
Diluted earnings per share	$0.03	$0.01

Weighted average diluted number of common shares for the three months ended March 31, 2015 and 2014 is calculated as follows:

Three months ended March 31,	2015	2014
Weighted average commons share outstanding	435,518	416,648
In the money shares - share options	4,361	2,236
Weighted average diluted number of common shares outstanding	439,879	418,884

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

11.       SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31,	2015	2014
Change in operating working capital
Increase in receivables and prepaids	$(52)	$(1,561)
Increase in inventories and stockpiled ore	(559)	(3,975)
Increase in accounts payable and accrued liabilities	1,680	5,615
	$1,069	$79

Cash and cash equivalents at March 31 consist of:
Cash	$39,511	$38,819
Short term investments	31,209	—
	$70,720	$38,819

Three months ended March 31,	2015	2014
Non-cash investing and financing activities

Mining interests
Reduction in working capital related to mining interests	$(318)	$(1,156)
Shares issued as part of impact and benefit agreement	56	45
	$(262)	$(1,111)
Share Capital
Transfer of amounts from contributed surplus	28	21
Shares issued as part of impact and benefit agreement	56	45
	$84	$66

12.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of loss of its equity investments, finance (loss) income, net, bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to the Chief Executive Officer, who is the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Three months ended March 31, 2015

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$79,124	$—	$—	$79,124
Earnings from mine operations	23,345	—	—	23,345
Expenses
General and administrative	—	—	(3,943)	(3,943)
Exploration and evalution	—	(5,154)	—	(5,154)
Share of loss of investments in associates	—	—	—	—
Earnings (loss) from operations and associates	23,345	(5,154)	(3,943)	14,248
Other income	—	—	964	964
Finance items (net)	—	—	(3,146)	(3,146)
Net earnings	$23,345	$(5,154)	$(6,125)	$12,066
Expenditures on mining interests including movements in working capital	$12,008	$654	$—	$12,662
Total assets	$448,026	$105,957	$74,433	$628,416
Total liabilities	$41,648	$—	$102,327	$143,975

Three months ended March 31, 2014

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$61,459	$—	$—	$61,459
Earnings from mine operations	14,289	—	—	14,289
Expenses
General and administrative	—	—	(3,653)	(3,653)
Exploration and evalution	—	(234)	—	(234)
Share of loss of investments in associates	—	—	(269)	(269)
Earnings (loss) from operations and associates	14,289	(234)	(3,922)	10,133
Other loss	—	—	(607)	(607)
Finance items (net)	—	—	(4,939)	(4,939)
Net earnings	$14,289	$(234)	$(9,468)	$4,587
Expenditures on mining interests including movements in working capital	$14,112	$—	$—	$14,112
Total assets	$459,352	$104,570	$43,406	$607,328
Total liabilities	$39,912	$—	$131,132	$171,044

* Mining operations include activities on the Company’s Timmins West Mine, Bell Creek Mine and Bell Creek Mill.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive income) as well as properties capitalized as per the Company’s policy (other than expenditures on properties forming part of mining operations).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

13.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at March 31, 2015 and December 31, 2014 are as follows:

As at,	March 31, 2015	December 31, 2014
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$70,720	$54,370
Restricted cash	7,418	7,418
Embedded Derivative asset note 9(a)	336	1,412
	$78,474	$63,200
Loans and receivable, measured at amortized cost
Receivables	$3,200	$3,395

Available-for-sale, measured at fair value
Investments in public companies	$610	$708

Financial Liabilities
At fair value through profit or loss
Minimum Return Derivative liability note 9(a)	$10	$687

Other financial liabilities, measured at fair value
Share based liabilities	$2,603	$1,694

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$27,800	$26,531
Long term debt note 9	91,934	96,298
	$119,734	$122,829

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The fair value of Debentures at March 31, 2015 is $106,605 (December 31, 2014 - $97,021).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

As at	March 31, 2015	December 31, 2014
	Level 1	Level 1

Cash and cash equivalents	$70,720	$54,370
Restricted cash	$7,418	$7,418
Investments in public companies	$610	$708

	Level 2	Level 2
Gold Loan liability	$2,742	$7,049
Embedded Derivative asset note 9(a)	$336	$1,412
Minimum Return Derivative liability note 9(a)	$10	$687
Share based liabilities	$2,603	$2,088

The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

The fair value of the gold loan liability and embedded derivative asset are determined by discounting future payments based on forward gold prices and forward US$/Canadian$ foreign exchange rates.

The fair value of share based liabilities is determined based on option pricing models that utilize a variety of inputs that are a combination of quoted prices and market corroborated inputs.